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                           September 9, 2022

       Huihe Zheng
       President and Chief Executive Offi
       QDM International Inc.
       Room 715, 7F, The Place Tower C, No. 150 Zunyi Road
       Changning District, Shanghai, China 200051

                                                        Re: QDM International
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 2,
2022
                                                            File No. 333-267263

       Dear Mr. Zheng:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Wei Wang